EXHIBIT 12.2

AMERICA WEST AIRLINES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS EXCEPT RATIO OF EARNINGS TO FIXED CHARGES)

	Six Months Ended	Year Ended December 31,
	June 30, 2004	2003	2002	2001	2000	1999
Computation of earnings:
Income (loss) before income taxes and extraordinary item	$8,503	$61,400	$(212,021)	$(320,314)	$30,718	$212,329
Add:
Interest expense including amortization of debt expense	42,595	86,744	79,479	34,900	23,874	30,486
Interest portion of rent expense	69,634	135,592	136,455	152,422	142,391	121,928

Income (loss), as adjusted	$120,732	$283,736	$3,913	$(132,992)	$196,983	$364,743

Computation of fixed charges:
Interest expense including amortization of debt expense	$42,595	$86,744	$79,479	$34,900	$23,874	$30,486
Interest portion of rent expense	69,634	135,592	136,455	152,422	142,391	121,928
Capitalized interest	920	1,562	2,958	12,509	9,026	6,100

Fixed charges	$113,149	$223,898	$218,892	$199,831	$175,291	$158,514

Ratio of earnings to fixed charges(1)(2)	1.07	1.27	—	—	1.12	2.30

(1)	For the purpose of computing the ratio of earnings to fixed charges, “earnings” consist of income (loss) before income taxes and extraordinary item plus fixed charges less capitalized interest. “Fixed charges” consist of interest expense including amortization of debt expense, one-third of rent expense, which is deemed to be representative of an interest factor, and capitalized interest.

(2)	Earnings for the years ended December 31, 2002 and 2001 were inadequate to cover fixed charges by $215.0 and $332.8 million, respectively.